                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                           MILESTONE SCIENTIFIC INC.
                           -------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.001 PAR VALUE
                         -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   59935P100
                                   ---------
                                 (CUSIP NUMBER)

                               RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                MIAMI, FL 33131
                                 (305) 579-8000
              ---------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 9, 1997
             ------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 50 Pages


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CUSIP NO. 59935P100                                                                                            PAGE 2 OF 50 PAGES

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=================================================================================================================================
               Name of Reporting Person
      21       S.S. or I.R.S. Identification No. of Above Person
                                  NEW VALLEY CORPORATION

---------------------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                           (a)[ ]
                                                                                                                           (b)[X]
---------------------------------------------------------------------------------------------------------------------------------
      3        SEC Use Only

---------------------------------------------------------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                       WC

---------------------------------------------------------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                              [ ]
---------------------------------------------------------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

                                                                     Delaware
=================================================================================================================================
                              7    Sole Voting Power

                                         740,000 (including 240,000 acquirable within 60 days upon exercise of Warrants)
                        ---------------------------------------------------------------------------------------------------------
                              8    Shared Voting Power
                                                - 0 -
                        ---------------------------------------------------------------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                   740,000 (including 240,000 acquirable within 60 days upon exercise of Warrants)
    Each Reporting
     Person With
                        ---------------------------------------------------------------------------------------------------------

                             10    Shared Dispositive Power
                                                - 0 -
=================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          740,000 (including 240,000 acquirable within 60 days upon exercise of Warrants)
---------------------------------------------------------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                              [ ]
---------------------------------------------------------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                                                                        9.9%
---------------------------------------------------------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)              CO
=================================================================================================================================

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CUSIP NO. 59935P100                                                                                            PAGE 3 OF 50 PAGES

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=================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                            NEW VALLEY HOLDINGS, INC.
---------------------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                          (a) [ ]
                                                                                                                          (b) [X]
---------------------------------------------------------------------------------------------------------------------------------
      3        SEC Use Only
---------------------------------------------------------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                       N/A
---------------------------------------------------------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                              [ ]
---------------------------------------------------------------------------------------------------------------------------------
      6        Citizenship or Place of Organization
                                                                     Delaware
=================================================================================================================================
                              7    Sole Voting Power

                                                               - 0 -
                        ---------------------------------------------------------------------------------------------------------
                              8    Shared Voting Power
                                                               - 0 -
                        ---------------------------------------------------------------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                                        - 0 -
    Each Reporting
     Person With
                        ---------------------------------------------------------------------------------------------------------
                             10    Shared Dispositive Power
                                                               - 0 -
=================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              - 0 -
---------------------------------------------------------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                              [X]
---------------------------------------------------------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                                                                         0%
---------------------------------------------------------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)            CO; HC
=================================================================================================================================

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CUSIP NO. 59935P100                                                                                            PAGE 4 OF 50 PAGES

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==================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                  BGLS INC.
----------------------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                            (a)[ ]
                                                                                                                            (b)[X]
----------------------------------------------------------------------------------------------------------------------------------
      3        SEC Use Only
----------------------------------------------------------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                       N/A
----------------------------------------------------------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

                                                                     Delaware
==================================================================================================================================
                              7    Sole Voting Power

                                                                       - 0 -
                        ----------------------------------------------------------------------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                        ----------------------------------------------------------------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
 Beneficially Owned by
    Each Reporting
     Person With                                                       - 0 -
                        ----------------------------------------------------------------------------------------------------------
                             10    Shared Dispositive Power
                                                                       - 0 -
==================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
----------------------------------------------------------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                               [X]
----------------------------------------------------------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                         0%
----------------------------------------------------------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)            CO; HC
==================================================================================================================================

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CUSIP NO. 59935P100                                                                                            PAGE 5 OF 50 PAGES

-------------------------------------------                                     --------------------------------------------------




==================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                           BROOKE GROUP LTD.
----------------------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                            (a)[ ]
                                                                                                                            (b)[x]
----------------------------------------------------------------------------------------------------------------------------------
      3        SEC Use Only
----------------------------------------------------------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                       N/A
----------------------------------------------------------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

                                                                     Delaware
==================================================================================================================================
                              7    Sole Voting Power

                                                                       - 0 -
                        ----------------------------------------------------------------------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                        ----------------------------------------------------------------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                                                - 0 -
    Each Reporting
    Person With
                        ----------------------------------------------------------------------------------------------------------
                             10    Shared Dispositive Power
                                                                       - 0 -
==================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
----------------------------------------------------------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                               [X]
----------------------------------------------------------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                         0%
----------------------------------------------------------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)            CO; HC
==================================================================================================================================

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CUSIP NO. 59935P100                                                                                            PAGE 6 OF 50 PAGES

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==================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                    BENNETT S. LEBOW
----------------------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                            (a)[ ]
                                                                                                                            (b)[X]
----------------------------------------------------------------------------------------------------------------------------------
      3        SEC Use Only
----------------------------------------------------------------------------------------------------------------------------------

      4        Source of Funds (See Instructions)                       N/A
----------------------------------------------------------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

                                                                   United States
==================================================================================================================================
                              7    Sole Voting Power

                                                                        - 0 -
                        ----------------------------------------------------------------------------------------------------------
                              8    Shared Voting Power

                                                                        - 0 -
                        ----------------------------------------------------------------------------------------------------------
     Number of Shares         9    Sole Dispositive Power
  Beneficially Owned by
      Each Reporting
       Person  With                                                     - 0 -
                        ----------------------------------------------------------------------------------------------------------
                             10    Shared Dispositive Power
                                                                        - 0 -
==================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        - 0 -
----------------------------------------------------------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                               [x]
----------------------------------------------------------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                         0%
----------------------------------------------------------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)              IN
==================================================================================================================================

ITEM 1.  Security and Issuer.

         This Schedule relates to the Common Stock, par value $.001 per share ("Common Stock"), of Milestone Scientific Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is:
220 South Orange Avenue, Livingston Corporate Park, New Jersey 07039, (201) 535-2717.

ITEM 2.  Identity and Background.

         (a)      This Schedule is being filed by the following persons:

                  (i) New Valley Corporation ("New Valley"), a Delaware corporation in which New Valley Holdings, Inc. ("N.V. Holdings") holds approximately 41.5% of the common stock, and approximately 57.7% of the Class A Preferred Stock and in which BGLS Inc. ("BGLS") holds approximately 9.0% of the Class B Preferred Stock and approximately 0.2% of the common stock;

                  (ii) N.V. Holdings, a Delaware corporation, which is a wholly-owned subsidiary of BGLS;

                  (iii) BGLS, a Delaware corporation, which is a wholly-owned subsidiary of Brooke Group Ltd. ("BGL");

                  (iv) BGL, a Delaware corporation, in which Bennett S. LeBow is the direct or indirect owner of 52.7% of the common stock; and

                  (v)      Bennett S. LeBow.

         Each of the persons listed in (i) to (v) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 740,000 shares (including 500,000 shares acquired by New Valley and 240,000 shares acquirable by New Valley within 60 days upon the exercise of warrants) of Common Stock (such shares and warrants, together with the Contingent Warrant (as defined below, collectively, the "Securities") or approximately 9.9% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person or that Bennett S. LeBow is acting with the other Reporting Persons as a group within the meaning of Section 13(d)(3) of the Act.

         (b),(c) New Valley is engaged, through Ladenburg Thalmann & Co. Inc., in the investment banking and brokerage business, through BrookeMil Ltd., in real estate development in Russia, through its New Valley Realty division, in the ownership and management of commercial real estate in the United States, and in the acquisition of operating companies.


                              Page 7 of 50 Pages

         BGL is a holding company for a number of businesses. BGL is principally engaged, through its subsidiary Liggett Group Inc., in the manufacture and sale of cigarettes in the United States; through its subsidiary Brooke (Overseas) Ltd., in the manufacture and sale of cigarettes in Russia; and through its investment in New Valley, in the investment banking and brokerage business, in real estate development in Russia, in the ownership and management of commercial real estate in the United States and in the acquisition of operating companies. BGLS is a holding company for various businesses of BGL, including N.V. Holdings which holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL, BGLS and N.V. Holdings, and Chairman of the Board and Chief Executive Officer of New Valley and holds various positions with BGL's subsidiary companies. A list of directors and, except as otherwise indicated, executive officers of each of BGL, BGLS, N.V. Holdings and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of BGL, BGLS and New Valley and their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business and principal office of N.V. Holdings and, except as otherwise indicated, its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

         (d),(e) None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed in Schedule A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Schedule A is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price for the Securities acquired by New Valley was $3,000,000. New Valley used its own working capital funds to purchase the Securities.

ITEM 4.  Purpose of Transaction.

         With respect to all Reporting Persons, the Securities were acquired as investments. The Reporting Persons intend to monitor the investment in the Securities on a continuing basis. Any of the Reporting Persons may acquire additional shares of Common Stock, warrants or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities.
The possible activities of the Reporting Persons are subject to change at any time.

         None of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.


                              Page 8 of 50 Pages

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 740,000 shares (including 240,000 shares acquirable within 60 days upon the exercise of warrants) of Common Stock of the Company, which constituted approximately 9.9% of the 5,568,152 shares of Common Stock outstanding as of July 31, 1997 (as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997) plus (i) the 740,000 shares of Common Stock acquired by New Valley or acquirable within 60 days upon exercise of warrants and (ii) the other 1,166,666 shares of Common Stock which the Company announced on September 11, 1997 had been issued in a private placement.

         (b) With respect to the 740,000 shares of Common Stock acquired by New Valley or acquirable within 60 days by New Valley upon exercise of warrants, New Valley exercises both voting power and dispositive power. Since Mr. LeBow is the direct or indirect owner of 52.7% of the common stock of BGL, which in turn controls BGLS, which in turn controls NV Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such shares.

         Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Securities owned by each other Reporting Person since Mr. LeBow is the direct or indirect owner of 52.7% of the common stock of BGL, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of NV Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities owned by New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the aforementioned definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispostive powers with regard to the Securities. Neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) On September 9, 1997, New Valley purchased the Securities from the Company for $3,000,000. See Item 6. None of the Reporting Persons has effected any other transactions in the Common Stock in the past 60 days.

         (d) No persons other than New Valley have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                              Page 9 of 50 Pages

         On September 9, 1997, New Valley entered into a Stock Purchase Agreement with the Company (a copy of which is attached hereto as Exhibit B and is incorporated herein by reference) pursuant to which New Valley purchased the Securities for $3,000,000. In connection with the Stock Purchase Agreement, on the same date, New Valley and the Company entered into a Registration Rights Agreement and the Company delivered to New Valley (i) a Warrant, entitling New Valley to purchase 240,000 shares of Common Stock, commencing on September 9, 1997 and expiring on September 9, 1999, at a purchase price of $9.00 per share and (ii) a Contingent Warrant, entitling New Valley to purchase up to 260,000 shares of Common Stock, commencing on the Commencement Date (as defined below) and expiring on September 9, 1999, at a purchase price of $9.00 per Share. The "Commencement Date," as defined in the Contingent Warrant, means with respect to any share of Common Stock issuable upon exercise of the Contingent Warrant the 61st day after the day, if any, on which such Contingent Warrant share, together with the sum (without duplication) of (i) all other Contingent Warrant shares as to which the Commencement Date shall have previously occurred and which New Valley shall not have exercised, (ii) the number of any shares of Common Stock beneficially owned by New Valley (including any affiliate thereof whose beneficial ownership would be aggregated with New Valley for purposes of Section 16 of the Act), and (iii) the number of any shares of Common Stock that may then be received by New Valley upon exercise of the Warrant to purchase 240,000 shares of Common Stock issued to New Valley on September 9, 1997, shall equal 9.9% or less of the total number of shares of Common Stock of the Company then outstanding as determined in accordance with Section 16 of the Act. Copies of the Registration Rights Agreement, the Warrant and the Contingent Warrant are attached hereto as Exhibits C, D and E, respectively, and are incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

         The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit  A: Executive Officers and Directors of the Reporting Persons.

Exhibit  B: Stock Purchase Agreement dated September 9, 1997 between New Valley and the Company.

Exhibit  C: Registration Rights Agreement dated September 9, 1997 between New
            Valley and the Company.

Exhibit  D: Warrant dated September 9, 1997 to purchase 240,000 shares of
            Common Stock.

Exhibit  E: Contingent Warrant dated September 9, 1997 to purchase up to
            260,000 shares of Common Stock.

Exhibit  F: Joint Filing Agreement among the Reporting Persons.



                              Page 10 of 50 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            September 15, 1997

                                         NEW VALLEY CORPORATION

                                         By:  /s/ Richard J. Lampen
                                            -----------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                         NEW VALLEY HOLDINGS, INC.

                                         By:  /s/ Richard J. Lampen
                                            -----------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                         BGLS INC.

                                         By:  /s/ Richard J. Lampen
                                            -----------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                         BROOKE GROUP LTD.

                                         By:  /s/ Richard J. Lampen
                                            -----------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President



                                              /s/ Bennett S. LeBow
                                            -----------------------------------
                                                  Bennett S. LeBow



                              Page 11 of 50 Pages

                                                                      EXHIBIT A

           EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS:

         The names, present principal occupations or employment and business addresses of the executive officers and directors of each of the Reporting Persons are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.


Brooke Group Ltd.:
------ ----- -----
Name:                             Present Principal Occupation or Employment; Business Address:
----                              ------------------------------------------------------------
Bennett S. LeBow                  Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                 Executive Vice President

Joselynn D. Van Siclen            Vice President, Chief Financial Officer and Treasurer

Marc N. Bell                      Secretary and General Counsel

Robert J. Eide                    Director; Secretary and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy.,
                                  Valley Stream, NY  11581

Jeffrey S. Podell                 Director; Chairman of the Board and President, Newsote, Inc., 26 Jefferson St.,
                                  Passaic, NJ  07055

BGLS Inc.:
----------
Name:                             Present Principal Occupation or Employment; Business Address:
-----                             -------------------------------------------------------------
Bennett S. LeBow                  Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                 Executive Vice President

Joselynn D. Van Siclen            Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                      Secretary and General Counsel

Robert J. Eide                    Director; Secretary and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy.,
                                  Valley Stream, NY  11581

Jeffrey S. Podell                 Director; Chairman of the Board and President, Newsote, Inc., 26 Jefferson St.,
                                  Passaic, NJ  07055


                              Page 12 of 50 Pages

New Valley Holdings, Inc.:
--- ------ --------- -----
Name:                             Present Principal Occupation or Employment; Business Address:
----                              -------------------------------------------------------------
Bennett S. LeBow                  Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                 Executive Vice President

Joselynn D. Van Siclen            Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                      Secretary and General Counsel

Robert J. Eide                    Director; Secretary and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy.,
                                  Valley Stream, NY  11581

Jeffrey S. Podell                 Director; Chairman of the Board and President, Newsote, Inc., 26 Jefferson St.,
                                  Passaic, NJ  07055

New Valley Corporation:
--- ------ ------------
Name:                             Present Principal Occupation or Employment; Business Address:
----                              -------------------------------------------------------------
Bennett S. LeBow                  Chairman of the Board and Chief Executive Officer

Howard M. Lorber                  Director, President and Chief Operating Officer

Richard J. Lampen                 Director, Executive Vice President and General Counsel

Robert M. Lundgren                Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                      Secretary

Henry C. Beinstein                Director; Executive Director, Schulte Roth & Zabel LLP, 900 Third Avenue, New
                                  York, NY  10022

Arnold I. Burns                   Director; Partner, Proskauer Rose L.P., 1585 Broadway, 23rd Floor, New York, NY
                                  10036

Ronald J. Kramer                  Director; Chairman and Chief Executive Officer of Ladenburg Thalmann Group Inc.,
                                  590 Madison Avenue, New York, NY  10022

Richard S. Ressler                Director; Chairman, Orchard Capital Corporation, 10960 Wilshire Blvd., Suite 500,
                                  West Los Angeles, CA  90024

Barry W. Ridings                  Director; Managing Director, Alex. Brown & Sons, Incorporated, 1290 Avenue of the
                                  Americas, 10th Floor, New York, NY  10104


                              Page 13 of 50 Pages

                                                                      EXHIBIT B

                            STOCK PURCHASE AGREEMENT

     Agreement entered into on September 9, 1997, by and among New Valley Corporation, a Delaware corporation (the "Buyer"), and Milestone Scientific Inc., a Delaware corporation (the "Seller"). The Buyer and the Seller are referred to collectively herein as the "Parties".

     This Agreement contemplates a transaction in which the Buyer will purchase from the Seller, and the Seller will sell to the Buyer, (i) 500,000 shares (the "Shares") of Seller's common stock, par value $.001 per share (the "Common Stock"), and (ii) warrants (the "Warrants") to purchase up to 500,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $9.00 per share. The total consideration to be paid by the Buyer for the Shares and the Warrants is $3,000,000 (the "Purchase Price").

     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

     1. Definitions.

     "Accredited Investor" has the meaning set forth in Regulation D promulgated under the Securities Act.

     "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses.

     "Applicable Rate" means the prime rate of interest as announced from time to time by Citibank, N.A., New York, New York.

     "Buyer" has the meaning set forth in the preface above.

     "Closing" has the meaning set forth in Section 2(c) below.

     "Closing Date" has the meaning set forth in Section 2(c) below.

     "Commission" means the United States Securities and Exchange Commission.

     "GAAP" means United States generally accepted accounting principles as in effect from time to time.

                              Page 14 of 50 Pages

     "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

     "Parties" has the meaning set forth in the preface above.

     "Purchase Price" has the meaning set forth in the preface above.

     "SEC Filings" means Seller's (i) proxy statement dated August 20, 1997;
(ii) Form 10-KSB for the year ended December 31, 1996; and (iii) Form 10-QSB for the period ended June 30, 1997.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings,
(c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

     "Seller" has the meaning set forth in the preface above.

     "Shares" has the meaning set forth in the preface above.

     "Warrants" has the meaning set forth in the preface above.

     "Warrant Shares" has the meaning set forth in the preface above.

     2. Purchase and Sale of Shares and Warrants.

     (a) Basic Transaction. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer, the Shares and the Warrants and the Buyer agrees to pay to the Seller the Purchase Price.

     (b) Purchase Price. The Buyer agrees to pay the Purchase Price to the Seller at the Closing by delivery of cash payable by wire transfer to an account designated in writing by the Seller.

     (c) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices

                              Page 15 of 50 Pages
of Morse, Zelnick, Rose & Lander LLP in New York, New York, commencing at 9:00 a.m. local time on the date hereof or such date and time as the Buyer and the Seller shall mutually determine (the "Closing Date").

     (d) Deliveries at the Closing. At the Closing, (i) the Seller will deliver to the Buyer stock certificates representing the Shares and warrant certificates, substantially in the form annexed hereto as Exhibit A representing the Warrants,(ii) the Buyer will deliver to the Seller the Purchase Price,(iii) the Parties will enter into the Registration Rights Agreement, substantially in the form annexed hereto as Exhibit B and (iv) counsel for the Seller shall deliver to the Buyer a legal opinion in form and substance reasonably satisfactory to the Buyer.

     3. Representations and Warranties Concerning the Transaction.

     (a) Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this
Section 3(a)).

          (i) Organization of Seller. The Seller is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) Authorization of Transaction. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

          (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or any provision of its charter or bylaws or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which it is bound or to which any of its assets is subject.

          (iv)   Brokers' Fees. The Seller has no liability or

                              Page 16 of 50 Pages
     obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

          (v) The Shares and the Warrant Shares. The Shares and the Warrant Shares have been duly authorized and, when issued, will be fully paid and non-assessable, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.

          (vi) Financial Statements; Undisclosed Liabilities. The Seller has provided the Buyer with copies of the SEC Filings. The information set forth in the SEC Filings is true, correct and complete in all material respects as of the respective date of each such filing and does not omit to state any material fact necessary in order to make the statements therein not misleading. The financial statements of the Seller as set forth in the SEC Filings have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present in all material respects the financial condition and results of operations of the Seller as of their respective dates. Since June 30, 1997, there has not been any material adverse change in the business, financial condition or results of operations of the Seller except that the Company has continued to operate at a loss. Except for the liabilities set forth in the financial statements included in the SEC Filings and liabilities which have arisen after June 30, 1997 in the Ordinary Course of Business, the Seller has no material liability.

          (vii) Capitalization. The entire authorized capital of the Seller consists of 10,000,000 shares of Common Stock. As of August 1, 1997, 5,568,152 shares of Common Stock were issued and outstanding and approximately 1,955,478 shares are issuable upon exercise of outstanding options and warrants. The Board of Directors of the Seller has authorized the sale on or before September 15, 1997 of an additional $7 million of shares of Common Stock and warrants on the same terms and conditions as the transactions contemplated hereby.

          (viii) Securities Law Compliance. The transactions contemplated hereby comply in all material respects with the requirements of (i)
     Section 4(2) of the Securities Act and Regulation D promulgated thereunder and with the requirements of all other published rules and regulations of the Commission currently in effect relating to "private offerings" to "accredited investors" of the type contemplated by the Seller; and (ii) the securities laws of any state in which the shares and the warrants will be offered.

     (b) Representations and Warranties of the Buyer. The Buyer

                              Page 17 of 50 Pages
represents and warrants to the Seller that the statements contained in this
Section 3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3(b)).

          (i) Organization of the Buyer. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) Authorization of Transaction. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions. The Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

          (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject.

          (iv) Brokers' Fees. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

          (v) Investment. The Buyer is an Accredited Investor. The Buyer is not acquiring the Shares, the Warrants or the Warrant Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.


          (vi) SEC Filings. The Buyer has been given copies of the SEC Filings and has reviewed such SEC Filings. The Buyer has been given the opportunity to ask questions and receive answers from the Seller concerning Seller's operations and financial condition and the transactions contemplated hereby. The Buyer has been provided with all of the information deemed necessary by the Buyer in connection with the transactions

                              Page 18 of 50 Pages
     contemplated hereby.

     4. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing:

     (a) General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 5 below).

     (b) Share Certificate and Warrant Certificates. Each warrant certificate representing the Warrants and, until such time as the Shares and the Warrant Shares have been duly registered under the Securities Act, each stock certificate representing the Shares and the Warrant Shares will be imprinted with a legend substantially in the following form:

          The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act") or applicable state securities laws and may not be offered, sold, transferred, pledged, hypothecated, assigned or otherwise disposed of except pursuant to an effective registration statement under the Act or in a transaction which is exempt from registration under the Act and any applicable state securities laws.

     5. Remedies for Breaches of This Agreement.

     (a) Survival of Representations and Warranties. All of the representations and warranties of the Seller and the Buyer contained in this Agreement shall survive the Closing hereunder (unless the other party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of two years thereafter, other than the representations and warranties contained in Section 3(a)(v), Section 3(a)(viii) and Section 3(b)(vi) which shall survive without limitation.

     (b) Indemnification Provisions for Benefit of the Buyer. In the event the Seller breaches any of its representations, warranties, and covenants contained herein, provided that the Buyer makes a written claim for indemnification against the Seller pursuant to Section 6(g) below within such survival period, then the Seller agrees to indemnify the Buyer from and against the entirety of any Adverse Consequences the Buyer may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach.

     (c) Indemnification Provisions for Benefit of the Seller. In

                              Page 19 of 50 Pages
the event the Buyer breaches any of its representations, warranties, and covenants contained herein, provided that the Seller makes a written claim for indemnification against the Buyer pursuant to Section 6(g) below within the survival period, then the Buyer agrees to indemnify the Seller from and against the entirety of any Adverse Consequences the Seller may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Seller may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach.

     (d) Determination of Adverse Consequences. The Parties shall make appropriate adjustments for tax consequences and insurance coverage and take into account the time cost of money (using the Applicable Rate as the discount rate) in determining Adverse Consequences for purposes of this Section 5. All indemnification payments under this Section 5 shall be deemed adjustments to the Purchase Price.

     (e) Exclusive Remedy. The Buyer and the Seller acknowledge and agree that the foregoing indemnification provisions in this Section 5 shall be the exclusive remedy of the Buyer and the Seller with respect to the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Buyer and the Seller hereby waive any statutory, equitable, or common law rights or remedies.

     6. Miscellaneous.

     (a) Press Releases and Public Announcements. The Seller and the Buyer may file such forms with the Commission and issue such press releases and make such public announcements relating to the transactions contemplated hereby as each shall determine. The Parties shall cooperate with each other in connection with any such filing.

     (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

     (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Buyer or the Seller, as the case may be; provided, however, that the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its wholly-owned subsidiaries and (ii) designate one or more of its wholly-owned subsidiaries to perform

                              Page 20 of 50 Pages
its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

     (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     (f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if delivered to the addresses in person, by Federal Express or similar receipt delivery, by facsimile delivery or, if mailed, by certified mail, return receipt requested, as follows:

         If to the Seller:
                  Milestone Scientific Inc.
                  220 South Orange Avenue
                  Livingston, New Jersey 07039
                  Att'n: Mr. Leonard Osser, President
                  Fax: (201) 535-2829

         with a copy to:
                  Morse, Zelnick, Rose & Lander LLP
                  450 Park Avenue
                  New York, new York 10022
                  Att'n: Stephen Zelnick, Esq.
                  Fax: (212) 838-9190

         If to the Buyer:
                  New Valley Corporation
                  100 S.E.2nd Street, 32nd Floor
                  Miami, Florida 33131
                  Att'n: Mr. Richard J. Lampen,
                         Executive Vice President and
                         General Counsel
                  Fax: (305) 579-8009

Or to such other address as any of them, by notice to the other, may designate from time to time. Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

     (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing

                              Page 21 of 50 Pages
and signed by the Buyer and the Seller. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (k) Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

     (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

     (m) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

                              Page 22 of 50 Pages

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

                                        NEW VALLEY CORPORATION

                                        By: /s/ Richard J. Lampen
                                            ------------------------------
                                            Richard J. Lampen

                                        Title: Executive Vice President


                                        MILESTONE SCIENTIFIC INC.

                                        By:  /s/ Leonard Osser
                                             -----------------------------
                                             Leonard Osser

                                        Title: President



                              Page 23 of 50 Pages

                                                                       EXHIBIT C



                         REGISTRATION RIGHTS AGREEMENT

     REGISTRATION RIGHTS AGREEMENT ("Agreement") made this 9th day of September, 1997 by and between Milestone Scientific Inc., a Delaware corporation (the "Company"), and New Valley Corporation ("NVC"), a Delaware corporation.

                                   WITNESSETH

     WHEREAS, the Company and the NVC have simultaneously herewith entered into a Stock Purchase Agreement; and

     WHEREAS, in connection with the Stock Purchase Agreement, the Company has agreed to enter into this Registration Rights Agreement with NVC.

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

     "Commission" shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the "Securities Act" (as defined herein).

     "Common Stock" shall mean the Common Stock, $.001 par value per share, of the Company, as constituted as of the date of this Agreement.

     "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Registration Expenses" shall mean the expenses so described in Section 5.

     "Restricted Stock" shall mean 500,000 shares of Common Stock of the Company and up to 500,000 shares of Common Stock of the Company underlying the Warrants which are being sold to NVC pursuant to the Stock Purchase Agreement.

     "Securities Act" shall mean the United States Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Selling Expenses" shall mean the expenses so described in Section 5.

     "Stock Purchase Agreement" shall mean the Stock Purchase Agreement, dated the date hereof, between the Company and NVC.


                              Page 24 of 50 Pages

     2. Restrictive Legend. Each certificate representing Restricted Stock shall, except as otherwise provided in this Section 2, be stamped or otherwise imprinted with a legend substantially in the following form:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

     3. Registration. The Company will use its reasonable best efforts (subject to the provisions of this Agreement) to file with the Commission no later than September 30, 1997, a registration statement under the Securities Act and any applicable state securities laws registering for reoffer and resale the Restricted Stock.

     4. Registration Procedures. The Company will, as expeditiously as possible:

     (a) prepare and file with the Commission a registration statement with respect to such securities (on such applicable form as the Company may in its sole discretion elect to use) and use its reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby, determined as hereinafter provided;

     (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in subsection (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with NVC's intended method of disposition set forth in such registration statement for such period;

     (c) furnish to NVC such number of copies of the registration statement and the prospectus included therein, including each preliminary prospectus, as NVC reasonably may request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

     (d) use its reasonable best efforts to register or qualify the Restricted Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as NVC reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

     (e) immediately notify NVC at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has



                              Page 25 of 50 Pages
knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

     (f) use its reasonable best efforts to include or list, as the case may be, the Restricted Stock being registered on the automated quotation system of the National Association of Securities Dealers, Inc. or the principal securities exchange on which Common Stock of the Company is then quoted or listed;

     (g) afford NVC and its representative, if any, an opportunity to make such examination and inquiry into the financial position, business and affairs of the Company and its subsidiaries as NVC or its counsel may reasonably deem necessary to satisfy NVC and its counsel as to the accuracy and completeness of the registration statement;

     (h) deliver promptly to NVC copies of all correspondence between the Commission and the Company relating to the registration statement; and

     (i) use reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement (which in no event shall require the Company to commence any judicial proceeding).

     For purposes of Sections 4(a) and 4(b) above, the period of distribution of Restricted Stock shall be deemed to extend until the earlier of the sale of all Restricted Stock covered by the Registration Statement or the seventh anniversary of the effective date thereof.

     In connection with registration hereunder, NVC will furnish to the Company in writing such information with respect to itself and the proposed distribution by it as shall be reasonably necessary in order to assure compliance with federal and applicable state securities laws.

     5. Expenses. All expenses incurred by the Company in complying with
Section 3 above, including without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company and independent public accountants for the Company, fees and expenses, including counsel fees, incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars and costs of insurance are called "Registration Expenses." All selling commissions applicable to the sale of Restricted Stock, including any fees and disbursements of any special counsel to the sellers of Restricted Stock, are called "Selling Expenses."

     The Company will pay all Registration Expenses in connection with the registration statement. All Selling Expenses shall be borne by NVC.

     6. Rule 144 Reporting. With a view to making available to NVC the benefits of certain rules and regulations of the Commission which may permit the sale of the Restricted Stock without registration, the Company agrees to:


                              Page 26 of 50 Pages

     (a) make and keep public information available, as those terms are used and defined in Commission Rule 144;

     (b) use its reasonable best efforts to file with the Commission in a timely manner all reports and other documents required by the Company under the Exchange Act.

     7. Indemnification and Contribution.

     (a) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 3 and 4 above, the Company will indemnify and hold harmless NVC, and each other person, if any, who controls NVC within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which NVC or such controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses, or actions in respect thereof, arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 3 and 4 above, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse NVC, and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, action or expense; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information, pertaining to NVC, as such, furnished in writing by NVC specifically for use in such registration statement or prospectus.

     (b) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Section 3 above, NVC will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement and each director of the Company, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities, or actions in respect thereof, arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Section 3 above, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that NVC will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to NVC, as


                              Page 27 of 50 Pages
such, furnished in writing to the Company by NVC specifically for use in such registration statement or prospectus; and provided further, however, that the liability of NVC hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by NVC under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the proceeds received by NVC from the sale of Restricted Stock covered by such registration statement.

     (c) Promptly after receipt by a party indemnified hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 7 and shall only relieve it from any liability which it may have to such indemnified party under this
Section 7 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 7 for any legal expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified parties shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

     (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) NVC, exercising its rights under this Agreement, or any controlling person of NVC, makes a claim for indemnification pursuant to this Section 7 but it is judicially determined, by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal, that such indemnification may not be enforced in such case, the fact that this Section 7 provides for indemnification in such case notwithstanding, or (ii) contribution under the Securities Act may be required on the part of NVC or any such controlling person in circumstances for which indemnification is provided under this Section 7, then and in each such case, the Company and NVC will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject, after contribution from others, in such proportion so that NVC is responsible for the portion represented by the percentage that the public offering price of its Restricted Stock offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that in any such case, (x) NVC will not be required to contribute any amount in excess of the public offering price of all such Restricted Stock offered by it pursuant to such registration statement; and (y) no person or entity guilty of fraudulent



                              Page 28 of 50 Pages
misrepresentation, within the meaning of Section 11(f) of the Securities Act, will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

     8. Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization where the Company is the surviving entity, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby to NVC shall continue with respect to the Common Stock as so changed.

     9. Miscellaneous.

     (a) The rights granted to NVC hereunder may not be assigned to any other person; provided, however, that NVC may assign any or all of its rights and interests hereunder to one or more of its wholly-owned subsidiaries and designate one or more of its wholly-owned subsidiaries to perform its obligations hereunder (in any or all of which cases, NVC shall nonetheless remain responsible for the performance of all of its obligations hereunder).

     (b) Except as otherwise expressly provided herein, any notice required or desired to be served, given or delivered hereunder shall be in writing, and shall be deemed to have been validly served, given or delivered upon the earlier of (i) personal delivery to the address set forth below, or (ii) in the case of notice by Federal Express or other reputable overnight courier service, two (2) business days after delivery to such courier service, addressed to the party to be notified as follows:

          if to the Company or NVC, at the address of such party set forth in the Stock Purchase Agreement.

     (c) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict-of-laws principles which would require the application of the laws of another jurisdiction.

     (d) This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the Company and NVC.

     (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     (f) The provisions of Section 4(a) above to the contrary notwithstanding, the Company's obligation to file a registration statement, or cause such registration statement to become and remain effective, shall be suspended for a period not to exceed 30 days in any 12-month period if there exists at the time material non-public information relating to the Company which, in the reasonable opinion of the Company, should not be disclosed.

     (g) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this



                              Page 29 of 50 Pages

Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

     (h) As used in this Agreement, the masculine, feminine or neutral gender and the singular or plural number shall be deemed to include the others whenever the context so indicates or requires.



                              Page 30 of 50 Pages

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer, and NVC has duly executed this Agreement, as of the date first written above.

                                        MILESTONE SCIENTIFIC, INC.

                                        BY:  /s/ Leonard Osser
                                             -----------------------------
                                                 Leonard Osser, President


NEW VALLEY CORPORATION

BY:  /S/ Richard J. Lampen
     -----------------------------------------------
         Richard J. Lampen, Executive Vice President


                              Page 31 of 50 Pages

                                                                      EXHIBIT D


NEITHER THIS WARRANT NOR THE COMMON STOCK WHICH MAY BE ACQUIRED UPON THE EXERCISE HEREOF ("WARRANT SHARES"), AS OF THE DATE OF ISSUANCE HEREOF, HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAW, OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

                                                    For the Purchase of 240,000
                                                         shares of Common Stock

No. N - 001

                          WARRANT FOR THE PURCHASE OF

                             SHARES OF COMMON STOCK

                                       OF

                           MILESTONE SCIENTIFIC INC.

                            (A Delaware corporation)

                  Milestone Scientific Inc., a Delaware corporation (the "Company"), hereby certifies that for value received, NEW VALLEY CORPORATION ("Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time during the period commencing on September 9, 1997, and ending on September 9, 1999, 240,000 shares of Common Stock, $.001 par value, of the Company ("Common Stock"), at a purchase price equal to $9.00 per share. The number of shares of Common Stock purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Purchase Price", respectively.



                              Page 32 of 50 Pages

         1.       Exercise.

         (a) This Warrant may be exercised by Registered Holder, in whole or in part, by the surrender of this Warrant (with the Notice of Exercise Form attached hereto as Exhibit I duly executed by Registered Holder) at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of an amount equal to the then applicable Purchase Price multiplied by the number of Warrant Shares then being purchased upon such exercise.

         (b) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection l(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection l(c) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

         (c) As soon as practicable after the exercise of the purchase right represented by this Warrant, the Company at its expense will use its best efforts to cause to be issued in the name of, and delivered to, Registered Holder, or, subject to the terms and conditions hereof, to such other individual or entity as Registered Holder (upon payment by Registered Holder of any applicable transfer taxes) may direct:

                           (i) a certificate or certificates for the number of full shares of Warrant Shares to which Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

                           (ii) in case such exercise is in part only, a new
                  warrant or warrants (dated the date hereof) of like tenor, stating on the face or faces thereof the number of shares currently stated on the face of this Warrant minus the number of such shares purchased by Registered Holder upon such exercise as provided in subsection l(a) above.

         2.  Adjustments.

         (a) Split, Subdivision or Combination of Shares. If the outstanding shares of the Company's Common Stock at any time while this Warrant remains outstanding and unexpired shall be subdivided or split into a greater number of shares, or a dividend in

                              Page 33 of 50 Pages

Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend, simultaneously with the effectiveness of such subdivision or split or immediately after the record date of such dividend (as the case may be), shall be proportionately decreased. If the outstanding shares of Common Stock shall be combined or reverse-split into a smaller number of shares, the Purchase Price in effect immediately prior to such combination or reverse split, simultaneously with the effectiveness of such combination or reverse split, shall be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of shares of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

         (b) Reclassification, Reorganization, Consolidation or Merger. In the case of any reclassification of the Common Stock (other than a change in par value or a subdivision or combination as provided for in subsection 2(a) above), or any reorganization, consolidation or merger of the Company with or into another corporation (other than a merger or reorganization with respect to which the Company is the continuing corporation and which does not result in any reclassification of the Common Stock), or a transfer of all or substantially all of the assets of the Company, or the payment of a liquidating distribution then, as part of any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, lawful provision shall be made so that Registered Holder shall have the right thereafter to receive upon the exercise hereof, the kind and amount of shares of stock or other securities or property which Registered Holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, as the case may be, Registered Holder had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as reasonably determined by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of Registered Holder such that the provisions set forth in this Section 2 (including provisions with respect to the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

         (c) Price Adjustment. No adjustment in the per share exercise price shall be required unless such adjustment would require an increase or decrease in the Purchase Price of at least $0.01, provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.


                              Page 34 of 50 Pages

         (d) Price Reduction. Notwithstanding any other provision set forth in this Warrant, at any time and from time to time during the period that this Warrant is exercisable, the Company in it sole discretion may reduce the Purchase Price or extend the period during which this Warrant is exercisable.

         (e) No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such actions as may be necessary or appropriate in order to protect against impairment of the rights of Registered Holder to adjustments in the Purchase Price.

         (f) Notice of Adjustment. Upon any adjustment of the Purchase Price or extension of the Warrant exercise period, the Company shall forthwith give written notice thereto to Registered Holder describing the event requiring the adjustment, stating the adjusted Purchase Price and the adjusted number of shares purchasable upon the exercise hereof resulting from such event, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         3. Fractional Shares. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall make an adjustment thereof in cash on the basis of the last sale price of the Warrant Shares on the over-the-counter market as reported by Nasdaq or on a national securities exchange on the trading day immediately prior to the date of exercise, whichever is applicable, or if neither is applicable, then on the basis of the then fair market value of the Warrant Shares as shall be reasonably determined by the Board of Directors of the Company.

         4. Limitation on Sales. Each holder of this Warrant acknowledges that this Warrant and the Warrant Shares, as of the date of original issuance of this Warrant, have not been registered under the Securities Act of 1933, as amended ("Act"), and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Shares issued upon its exercise in the absence of (a) an effective registration statement under the Act as to this Warrant or such Warrant Shares or (b) an opinion of counsel, satisfactory to the Company, that such registration and qualification are not required. The Warrant Shares issued upon exercise thereof shall be imprinted with a legend in substantially the following form:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE


                              Page 35 of 50 Pages

OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

         5. Certain Dividends. If the Company pays a dividend or makes a distribution on the Common Stock ("Dividend"), other than a cash dividend or a stock dividend payable in shares of Common Stock, then the Company will pay or distribute to Registered Holder, upon the exercise hereof, in addition to the Warrant Shares purchased upon such exercise, the Dividend which would have been paid to such Registered Holder if it had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such Dividend are determined.

         6. Registration Rights of Registered Holder. The Company and Registered Holder have entered into a Registration Rights Agreement, dated the date hereof, with respect to the Warrant Shares, pursuant to which the Company has agreed to use its reasonable best efforts to prepare and file a Registration Statement under the Act ("Registration Statement") with the Securities and Exchange Commission and in such states as shall be reasonably specified by Registered Holder registering for reoffer and resale the Warrant Shares no later than September 30, 1997.

         7. Notices of Record Date.  In case:

                  (a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of any class or any other securities, or to receive any other right, or

                  (b) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

                  (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

                              Page 36 of 50 Pages
then, and in each such case, the Company will mail or cause to be mailed to Registered Holder a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization' reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice, provided that the failure to mail such notice shall not affect the legality or validity of any such action.

         8. Reservation of Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such shares of Common Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant. The Company shall apply for listing, and obtain such listing, for the Warrant Shares on The Nasdaq Stock Market and each exchange on which the Common Stock is listed, at the earliest time that such listing may be obtained in accordance with the rules and regulations of The Nasdaq Stock Market and the exchange and maintain such listing until the seventh anniversary of the date of original issuance of this Warrant.

         9. Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

         10. Transfers. etc.

         (a) The Company will maintain a register containing the names and address of Registered Holder. Registered Holder may change its address as shown on the warrant register by written notice to the Company requesting such change.

         (b) Until any transfer of this Warrant is made in the warrant register, the Company may treat Registered Holder as the absolute owner hereof for all purposes, provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

                              Page 37 of 50 Pages

         11. No Rights as Stockholder. Until the exercise of this Warrant, Registered Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

         12. Successors. The rights and obligations of the parties to this Warrant will inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, pledgees, transferees and purchasers. Without limiting the foregoing, the registration rights set forth in this Warrant shall inure to the benefit of Registered Holder and Registered Holder's successors, heirs, pledgees, assignees, transferees and purchasers of this Warrant and the Warrant Shares.

         13. Change or Waiver. Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

         14. Headings. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

         15. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York as such laws are applied to contracts made and to be fully performed entirely within that state between residents of that state.

         16. Jurisdiction and Venue. The Company and Registered Holder (i) agree that any legal suit, action or proceeding arising out of or relating to this Warrant shall be instituted exclusively in New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York, (ii) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum for such suit, action or proceeding, and (iii) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding, and the Company and Registered Holder further agree to accept and acknowledge service or any and all process which may be served in any such suit, action or proceeding in New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any suit, action or proceeding.

         17. Mailing of Notices. etc. All notices and other communications under this Warrant (except payment) shall be in writing and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar receipt delivery, by


                              Page 38 of 50 Pages
facsimile delivery or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

         to Registered Holder:      New Valley Corporation
                                    100 S.E. 2nd Street
                                    Miami, Florida 33131
                                    Attention: Richard J. Lampen
                                    Fax: (305)579-8009

         to the Company:            Milestone Scientific Inc.
                                    220 South Orange Avenue
                                    Livingston, New Jersey 07039
                                    Attention: Leonard Osser, President
                                    Fax: (201) 535-2829

         with a copy to:            Morse, Zelnick, Rose & Lander LLP
                                    450 Park Avenue
                                    New York, New York 10022
                                    Attention: Stephen Zelnick, Esq.
                                    Fax: (212) 838-9190

or to such other address as any of them, by notice to the other may designate from time to time. Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

                                    MILESTONE SCIENTIFIC INC.

                                    By:  /s/ Leonard Osser
                                         ---------------------------------
                                         Leonard Osser, President




                              Page 39 of 50 Pages

                                   EXHIBIT I

                               NOTICE OF EXERCISE

TO:      Milestone Scientific Inc.
         220 South Orange Avenue
         Livingston, New Jersey 07039

         1.       The undersigned hereby elects to purchase   shares of the
Common Stock of Milestone Scientific Inc., pursuant to terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full, together with all applicable transfer taxes, if any.

         2. Please issue a certificate or certificates representing said shares of the Common Stock in the name of the undersigned or in such other name as is specified below.

         3. The undersigned represents that it will sell the shares of Common Stock pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, or an exemption from registration thereunder.

                                             (Name)

                                             (Address)

                                             (Taxpayer Identification Number)

[print name of Registered Holder]
By:

 Title:

 Date:


                              Page 40 of 50 Pages

                                                                      EXHIBIT E


NEITHER THIS WARRANT NOR THE COMMON STOCK WHICH MAY BE ACQUIRED UPON THE EXERCISE HEREOF ("WARRANT SHARES"), AS OF THE DATE OF ISSUANCE HEREOF, HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAW, OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

                                              For the Purchase of up to 260,000
                                                         shares of Common Stock

No. N - 022

                                   CONTINGENT

                          WARRANT FOR THE PURCHASE OF

                             SHARES OF COMMON STOCK

                                       OF

                           MILESTONE SCIENTIFIC INC.

                            (A Delaware corporation)

                  Milestone Scientific Inc., a Delaware corporation (the "Company"), hereby certifies that for value received, NEW VALLEY CORPORATION ("Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time during the period commencing on Commencement Date (as defined below) and ending on September 9, 1999, up to 260,000 shares of Common Stock, $.001 par value, of the Company ("Common Stock"), at a purchase price equal to $9.00 per share. The number of shares of Common Stock purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Purchase Price", respectively.

                  The "Commencement Date" shall mean, with respect to any Warrant Share, the 61st day after the day, if any, on which such Warrant Share, together with the sum (without duplication) of (i) all other Warrant Shares as to which the Commencement Date shall have previously occurred and which Registered Holder shall not have exercised, (ii) the number of any shares of Common Stock beneficially owned by Registered Holder (including, for purposes of this paragraph, any affiliate of Registered Holder whose beneficial ownership would be aggregated with Registered Holder for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder), and (iii) the number of any shares of Common Stock that may then be received by Registered Holder upon exercise of a warrant to purchase 240,000 shares of Common Stock issued to Registered Holder on September 9, 1997, shall equal 9.9% or less of the total number of shares of Common Stock of the Company then outstanding as determined in accordance with
Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.


                              Page 41 of 50 Pages

         1.       Exercise.

         (a) This Warrant may be exercised by Registered Holder with respect to any Warrant Share as to which the Commencement Date shall have occurred, in whole or in part, by the surrender of this Warrant (with the Notice of Exercise Form attached hereto as Exhibit I duly executed by Registered Holder) at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of an amount equal to the then applicable Purchase Price multiplied by the number of Warrant Shares then being purchased upon such exercise.

         (b) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection l(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection l(c) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

         (c) As soon as practicable after the exercise of the purchase right represented by this Warrant, the Company at its expense will use its best efforts to cause to be issued in the name of, and delivered to, Registered Holder, or, subject to the terms and conditions hereof, to such other individual or entity as Registered Holder (upon payment by Registered Holder of any applicable transfer taxes) may direct:

                           (i) a certificate or certificates for the number of full shares of Warrant Shares to which Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

                           (ii) in case such exercise is in part only, a new
                  warrant or warrants (dated the date hereof) of like tenor, stating on the face or faces thereof the number of shares currently stated on the face of this Warrant minus the number of such shares purchased by Registered Holder upon such exercise as provided in subsection l(a) above.

         2.  Adjustments.

         (a) Split, Subdivision or Combination of Shares. If the outstanding shares of the Company's Common Stock at any time while this Warrant remains outstanding and unexpired shall be subdivided or split into a greater number of shares, or a dividend in

                              Page 42 of 50 Pages

Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend, simultaneously with the effectiveness of such subdivision or split or immediately after the record date of such dividend (as the case may be), shall be proportionately decreased. If the outstanding shares of Common Stock shall be combined or reverse-split into a smaller number of shares, the Purchase Price in effect immediately prior to such combination or reverse split, simultaneously with the effectiveness of such combination or reverse split, shall be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of shares of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

         (b) Reclassification, Reorganization, Consolidation or Merger. In the case of any reclassification of the Common Stock (other than a change in par value or a subdivision or combination as provided for in subsection 2(a) above), or any reorganization, consolidation or merger of the Company with or into another corporation (other than a merger or reorganization with respect to which the Company is the continuing corporation and which does not result in any reclassification of the Common Stock), or a transfer of all or substantially all of the assets of the Company, or the payment of a liquidating distribution then, as part of any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, lawful provision shall be made so that Registered Holder shall have the right thereafter to receive upon the exercise hereof, the kind and amount of shares of stock or other securities or property which Registered Holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, as the case may be, Registered Holder had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as reasonably determined by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of Registered Holder such that the provisions set forth in this Section 2 (including provisions with respect to the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

         (c) Price Adjustment. No adjustment in the per share exercise price shall be required unless such adjustment would require an increase or decrease in the Purchase Price of at least $0.01, provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.


                              Page 43 of 50 Pages

         (d) Price Reduction. Notwithstanding any other provision set forth in this Warrant, at any time and from time to time during the period that this Warrant is exercisable, the Company in it sole discretion may reduce the Purchase Price or extend the period during which this Warrant is exercisable.

         (e) No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such actions as may be necessary or appropriate in order to protect against impairment of the rights of Registered Holder to adjustments in the Purchase Price.

         (f) Notice of Adjustment. Upon any adjustment of the Purchase Price or extension of the Warrant exercise period, the Company shall forthwith give written notice thereto to Registered Holder describing the event requiring the adjustment, stating the adjusted Purchase Price and the adjusted number of shares purchasable upon the exercise hereof resulting from such event, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         3. Fractional Shares. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall make an adjustment thereof in cash on the basis of the last sale price of the Warrant Shares on the over-the-counter market as reported by Nasdaq or on a national securities exchange on the trading day immediately prior to the date of exercise, whichever is applicable, or if neither is applicable, then on the basis of the then fair market value of the Warrant Shares as shall be reasonably determined by the Board of Directors of the Company.

         4. Limitation on Sales. Each holder of this Warrant acknowledges that this Warrant and the Warrant Shares, as of the date of original issuance of this Warrant, have not been registered under the Securities Act of 1933, as amended ("Act"), and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Shares issued upon its exercise in the absence of (a) an effective registration statement under the Act as to this Warrant or such Warrant Shares or (b) an opinion of counsel, satisfactory to the Company, that such registration and qualification are not required. The Warrant Shares issued upon exercise thereof shall be imprinted with a legend in substantially the following form:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE


                              Page 44 of 50 Pages

OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

         5. Certain Dividends. If the Company pays a dividend or makes a distribution on the Common Stock ("Dividend"), other than a cash dividend or a stock dividend payable in shares of Common Stock, then the Company will pay or distribute to Registered Holder, upon the exercise hereof, in addition to the Warrant Shares purchased upon such exercise, the Dividend which would have been paid to such Registered Holder if it had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such Dividend are determined.

         6. Registration Rights of Registered Holder. The Company and Registered Holder have entered into a Registration Rights Agreement, dated the date hereof, with respect to the Warrant Shares, pursuant to which the Company has agreed to use its reasonable best efforts to prepare and file a Registration Statement under the Act ("Registration Statement") with the Securities and Exchange Commission and in such states as shall be reasonably specified by Registered Holder registering for reoffer and resale the Warrant Shares no later than September 30, 1997.

         7. Notices of Record Date.  In case:

                  (a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of any class or any other securities, or to receive any other right, or

                  (b) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

                  (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

                              Page 45 of 50 Pages
then, and in each such case, the Company will mail or cause to be mailed to Registered Holder a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization' reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice, provided that the failure to mail such notice shall not affect the legality or validity of any such action.

         8. Reservation of Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such shares of Common Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant. The Company shall apply for listing, and obtain such listing, for the Warrant Shares on The Nasdaq Stock Market and each exchange on which the Common Stock is listed, at the earliest time that such listing may be obtained in accordance with the rules and regulations of The Nasdaq Stock Market and the exchange and maintain such listing until the seventh anniversary of the date of original issuance of this Warrant.

         9. Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

         10. Transfers. etc.

         (a) The Company will maintain a register containing the names and address of Registered Holder. Registered Holder may change its address as shown on the warrant register by written notice to the Company requesting such change.

         (b) Until any transfer of this Warrant is made in the warrant register, the Company may treat Registered Holder as the absolute owner hereof for all purposes, provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

                              Page 46 of 50 Pages

         11. No Rights as Stockholder. Until the exercise of this Warrant, Registered Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

         12. Successors. The rights and obligations of the parties to this Warrant will inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, pledgees, transferees and purchasers. Without limiting the foregoing, the registration rights set forth in this Warrant shall inure to the benefit of Registered Holder and Registered Holder's successors, heirs, pledgees, assignees, transferees and purchasers of this Warrant and the Warrant Shares.

         13. Change or Waiver. Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

         14. Headings. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

         15. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York as such laws are applied to contracts made and to be fully performed entirely within that state between residents of that state.

         16. Jurisdiction and Venue. The Company and Registered Holder (i) agree that any legal suit, action or proceeding arising out of or relating to this Warrant shall be instituted exclusively in New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York, (ii) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum for such suit, action or proceeding, and (iii) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding, and the Company and Registered Holder further agree to accept and acknowledge service or any and all process which may be served in any such suit, action or proceeding in New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any suit, action or proceeding.

         17. Mailing of Notices. etc. All notices and other communications under this Warrant (except payment) shall be in writing and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar receipt delivery, by


                              Page 47 of 50 Pages
facsimile delivery or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

         to Registered Holder:      New Valley Corporation
                                    100 S.E. 2nd Street
                                    Miami, Florida 33131
                                    Attention: Richard J. Lampen
                                    Fax: (305)579-8009

         to the Company:            Milestone Scientific Inc.
                                    220 South Orange Avenue
                                    Livingston, New Jersey 07039
                                    Attention: Leonard Osser, President
                                    Fax: (201) 535-2829

         with a copy to:            Morse, Zelnick, Rose & Lander LLP
                                    450 Park Avenue
                                    New York, New York 10022
                                    Attention: Stephen Zelnick, Esq.
                                    Fax: (212) 838-9190

or to such other address as any of them, by notice to the other may designate from time to time. Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

                                    MILESTONE SCIENTIFIC INC.

                                    By:  /s/ Leonard Osser
                                         ---------------------------------
                                         Leonard Osser, President




                              Page 48 of 50 Pages

                                   EXHIBIT I

                               NOTICE OF EXERCISE

TO:      Milestone Scientific Inc.
         220 South Orange Avenue
         Livingston, New Jersey 07039

         1.       The undersigned hereby elects to purchase   shares of the
Common Stock of Milestone Scientific Inc., pursuant to terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full, together with all applicable transfer taxes, if any.

         2. Please issue a certificate or certificates representing said shares of the Common Stock in the name of the undersigned or in such other name as is specified below.

         3. The undersigned represents that it will sell the shares of Common Stock pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, or an exemption from registration thereunder.

                                             (Name)

                                             (Address)

                                             (Taxpayer Identification Number)

[print name of Registered Holder]
By:

 Title:

 Date:


                              Page 49 of 50 Pages

                                                                      EXHIBIT F


                            JOINT FILING AGREEMENT


     New Valley Corporation, New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Common Stock, $.001 par value per share, of Milestone Scientific Inc. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Date: September 15, 1997


                                        NEW VALLEY CORPORATION


                                        By:  /s/ Richard J. Lampen
                                             -----------------------------------
                                             Name:  Richard J. Lampen
                                             Title: Executive Vice President



                                        NEW VALLEY HOLDINGS, INC.


                                        By:  /s/ Richard J. Lampen
                                             -----------------------------------
                                             Name:  Richard J. Lampen
                                             Title: Executive Vice President



                                        BGLS INC.


                                        By:  /s/ Richard J. Lampen
                                             -----------------------------------
                                             Name:  Richard J. Lampen
                                             Title: Executive Vice President


                                        BROOKE GROUP LTD.


                                        By:  /s/ Richard J. Lampen
                                             -----------------------------------
                                             Name:  Richard J. Lampen
                                             Title: Executive Vice President


                                             /s/ Bennett S. LeBow
                                             -----------------------------------
                                                 Bennett S. LeBow


                              Page 50 of 50 Pages